EXHIBIT 2.1
ALLIANCE SEMICONDUCTOR CORPORATION
- and -
CHIP ENGINES (INDIA) PRIVATE LIMITED
- and -
TUNDRA SEMICONDUCTOR CORPORATION
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TUNDRA ACQUISITION CORPORATION, INC.
- and –
TUNDRA SEMICONDUCTOR CORPORATION,
on behalf of a subsidiary to be incorporated under the laws of India and to be named,
TUNDRA SEMICONDUCTOR (INDIA) PRIVATE LIMITED

ASSET PURCHASE AGREEMENT
April 18, 2006

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Page
12.5 Enurement	45
12.6 Amendment	45
12.7 Further Assurances	45
12.8 Execution and Delivery	45

THIS ASSET PURCHASE AGREEMENT is made as of April 18, 2006
BETWEEN:
ALLIANCE SEMICONDUCTOR CORPORATION, a corporation governed by the laws of Delaware,
(“Alliance”)
- and -
CHIP ENGINES (INDIA) PRIVATE LIMITED, a corporation governed by the laws of India,
(“Alliance India” and, together with Alliance, the “Vendors”)
- and –
TUNDRA SEMICONDUCTOR CORPORATION, a corporation governed by the laws of Canada,
(“Tundra Canada”)
- and -
TUNDRA ACQUISITION CORPORATION, INC., a corporation governed by the laws of Delaware,
(“Tundra US”)
- and –
TUNDRA SEMICONDUCTOR CORPORATION, on behalf of a subsidiary to be incorporated under the laws of India and to be named, TUNDRA SEMICONDUCTOR (INDIA) PRIVATE LIMITED, a corporation governed by the laws of India,
(“Tundra India”)
RECITALS:
A.	The Vendors carry on the Business.
B.	The Vendors have agreed to sell to Tundra Canada, Tundra US and Tundra India (collectively, the “Purchasers”) and the Purchasers have agreed to purchase from the Vendors substantially all of the assets, property and undertaking of and relating to the Business on the terms and conditions of this Agreement.

THEREFORE the parties agree as follows:
ARTICLE 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION
1.1 Definitions
Whenever used in this Agreement the following words and terms have the meanings set out below:
“Affiliate” of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, in each case, whether directly or indirectly, and “control” and any derivation thereof means the possession, directly or indirectly, of the power to direct the business or affairs of a Person whether through the ownership of voting securities or otherwise;
“Agreement” means this Asset Purchase Agreement, including all schedules, and all amendments or restatements, as permitted, and references to “Article” or “Section” mean the specified Article or Section of this Agreement;
“Ancillary Agreements” means the Transition Services Agreement and the assignment and assumption agreements (or other form of conveyance) contemplated in Sections 7.6 and 8.4;
“arm’s length” has the meaning that it has for purposes of the Income Tax Act (Canada);
“Assumed Liabilities” means:
(a)	the liabilities and obligations of the Vendors relating to the Purchased Assets and the operation of the Business after the Closing Date accruing due subsequent to the Closing Date under the Contracts (other than the Excluded Contracts);

(b)	product liability associated with the Inventory;

(c)	product liability and product warranty obligations to those customers who purchased products or services of the Business on or prior to the Closing Date; and

(d)	the obligations with respect to open, firm purchase orders placed by the Vendors in the ordinary course of business prior to the Closing Date for the manufacture of wafers or assembly of products to be sold in connection with the Business after the Closing Date as set forth as “Open Purchase Orders” in Section 1.1 of the Vendor Disclosure Schedule;
“Benefit Plans” means plans, arrangements, agreements, programs, policies, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered to which either or both of the Vendors is a party or bound and which relate in any way to the Business or in which the Employees participate or under which payments are made, or benefits are provided to, or an entitlement to payments or benefits may arise with respect to any of the Employees, including but not limited to any “employee benefit plan” as defined in Section 3(3) of ERISA and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based incentive and bonus plans;
“Books and Records” means copies of books and records of the Vendors or any of their Affiliates relating to the Business or the Purchased Assets, including financial, corporate, operations and sales books, records, books of account, sales and purchase records, formulae, lists of suppliers and customers, business reports, plans and projections and all other documents, surveys, plans, files, records, assessments, correspondence, and other data and information, financial or otherwise including all data, information and databases stored on computer-related or other electronic media;
“Business” means the business of providing connectivity and networking solutions to various markets including, but not limited to, the communications, computing, embedded, industrial and consumer markets and, as part thereof, the development and provision of the following products: SP1011, Golden Gate 204/208, JTAG Controller, JTAG Sequencer, 3-Port/6-Port JTAG, Gateway, Resilient Packet Ring, Brooklyn-lite 152, Bay 150/140, Brooklyn 310, Brooklyn Express 410/411, PCI-Express / ASI Switch, and Coronado Express x 1/x2 through Alliance’s Systems Solutions Business Unit;
“Business Day” means any day, other than a Saturday or Sunday or statutory holiday in the Province of Ontario or the State of California;
“Claims” includes claims, demands, complaints, grievances, actions, suits, causes of action, Orders, charges, indictments, prosecutions, informations or other similar process, assessments or reassessments, judgments, debts, liabilities, expenses, costs, damages or losses, contingent or otherwise, including loss of value, professional fees, including fees of legal counsel on a substantial indemnity basis, and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing;
“Closing” means the completion of the sale to and purchase by the Purchasers of the Purchased Assets under this Agreement;
“Closing Date” means May 2, 2006, or such other date as the Parties may agree in writing as the date upon which the Closing shall take place;
“Closing Time” means 5:00 o’clock p.m. (Ottawa time), on the Closing Date or such other time on such date as the Parties may agree in writing;
“Code” means the U.S. Internal Revenue Code of 1986, as amended;
“Competing Transaction” means any of the following involving either or both of the Vendors:
(a)	any merger, consolidation, share exchange, business combination or other similar transaction involving the Business or the Purchased Assets;

(b)	any sale, lease, exchange, mortgage, pledge, transfer or other disposition or Encumbrance of any of the Purchased Assets or other assets used in the Business;

(c)	any solicitation in opposition to the approval of this Agreement by the Vendors; or

(d)	any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.
With respect to any of the Purchasers “Competing Transaction” means any merger, consolidation, share exchange, business combination or other similar transaction involving a business or assets of a third party that are substantially similar to the Business or the Purchases Assets.
“Contracts” means contracts, licences, leases, agreements, obligations, promises, undertakings, sale and purchase orders, understandings, arrangements, documents, commitments, entitlements or engagements to which either of the Vendors is a party or by which either of the Vendors is bound or under which either of the Vendors has any liability or contingent liability (in each case, whether written or oral, express or implied) relating to the Business or the Purchased Assets and includes quotations, orders, proposals or tenders which remain open for acceptance and warranties and guarantees;
“Deed of Accession” means the deed of accession, in the form annexed hereto as Exhibit C, to be entered into by Tundra India upon incorporation to become a Party to and assume its obligations under this Agreement;
“Employee Receivables” means those employee receivables set forth in Section 1.1 of the Vendor Disclosure Schedule as “Employee Receivables” that are associated with Employees of Alliance India who accept offers of employment from Tundra Canada or Tundra India;
“Employees” means those individuals employed either of the Vendors, on a full-time, part-time or temporary basis, primarily relating to the Business, as set forth in Section 4.20 of the Vendor Disclosure Schedule;
“Employment Contracts” means Contracts, other than Benefit Plans, whether oral or written, relating to an Employee, including any communication or practice relating to an Employee which imposes any obligation on the Vendors and any agreement regarding severance;
“Encumbrances” means pledges, liens, charges, security interests, leases, title retention agreements, mortgages, restrictions, development or similar agreements, easements, rights-of-way, title defects, options or adverse claims or encumbrances of any kind or character whatsoever;
“Environmental Approvals” means permits, certificates, licences, authorizations, consents, agreements, instructions, directions, registrations or approvals issued or required by a Governmental Authority pursuant to an Environmental Law with respect to the operation of the Business or relating to the Purchased Assets;

“Environmental Laws” means Laws relating to the environment or public health or safety, and includes Laws relating to the storage, generation, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, reuse, recycling, release and disposal of Hazardous Substances;
“Equipment Contracts” means Contracts relating to Tangible Personal Property and includes equipment leases, leases of computer hardware and computer systems, conditional sales contracts, title retention agreements and other similar agreements;
“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended;
“Excluded Assets” means:
(a)	cash, bank balances, moneys in possession of banks and other depositories, term or time deposits and similar cash items of, owned or held by or for the account of the Vendors, except for such items which are part of Prepaid Expenses and Deposits;

(b)	marketable shares, notes, bonds, debentures or other securities of or issued by corporations or other Persons and not relating to the Business and certificates or other evidences of ownership thereof owned or held by or for the account of the Vendors;

(c)	corporate, financial, taxation and other records of the Vendors not relating exclusively or primarily to the Business;

(d)	extra-provincial, sales, excise or other licences or registrations issued to or held by the Vendors, whether in respect of the Business or otherwise;

(e)	refunds in respect of reassessments for Taxes relating to the Business or Purchased Assets paid prior to the Closing;

(f)	refundable Taxes with respect to Taxes paid or to be paid by a Vendor relating to any Pre-Closing Tax Period;

(g)	Contracts relating to the foregoing paragraphs (a) through (f);

(h)	the Excluded Contracts; and

(i)	Tangible Personal Property other than that which has been identified as such by the mutual agreement of the Parties or their respective representatives and set forth in Section 1.1 of the Vendor Disclosure Schedule as “Tangible Personal Property”;
“Excluded Contracts” means those Contracts set forth as “Excluded Contracts” in Section 1.1 of the Vendor Disclosure Schedule;
“Excluded Tax Liabilities” means (a) any and all Tax liabilities of either of the Vendors (including Taxes attributable to a Vendor’s membership in an affiliated or other group filing on a consolidated, combined or unitary basis) and any liability for Taxes arising from a Vendor’s obligation under a Tax sharing agreement, and (b) all Taxes accruing, arising out of, relating to or in respect of the Purchased Assets or the Business for any Pre-Closing Tax Period or arising out of the consummation of the transactions contemplated by this Agreement, excluding Taxes paid by the relevant Purchaser pursuant to Section 9.7;
“Goodwill” means the goodwill of the Business and relating to the Purchased Assets, and information and documents relevant thereto, including lists of customer and suppliers, related credit information and telephone and facsimile numbers, research materials, research and development files and the exclusive right of the Purchasers to represent themselves as carrying on the Business in succession to the Vendors;
“Governmental Authorities” means governments, regulatory authorities, governmental departments, agencies, agents, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals or dispute settlement panels or other law, rule or regulation-making organizations or entities (including any branch, department or board thereof);
“Governmental Authorizations” means authorizations, approvals, including any Environmental Approvals, franchises, Orders, certificates, consents, directives, notices, licences, permits, variances, registrations or other rights issued to or required by the Vendors relating to the Business or any of the Purchased Assets by or from any Governmental Authority;
“Hazardous Substances” means pollutants, contaminants, wastes of any nature, hazardous substances, hazardous materials, toxic substances, prohibited substances, dangerous substances or dangerous goods as defined, judicially interpreted or identified in any Environmental Laws including asbestos, asbestos-containing materials or substances related thereto;
“Holdback Amount” means $630,000;
“Indemnified Parties” has the meaning given in Section 11.6(a);
“Indemnifying Parties” has the meaning given in Section 11.6(a);
“Information Technology” means computer hardware, software in source code and object code form (including documentation and interfaces), vendor identification codes, data storage equipment, electrical supply equipment, websites exclusively for the Business, databases, telecommunications equipment and facilities and other information technology systems owned, used or held by the Vendor for use in or relating primarily to the Business;
“Intellectual Property” means intellectual property rights, whether registered or not, used by the Vendors in conducting the Business, including:
(a)	inventions, pending patent applications (including divisionals, reissues, renewals, re-examinations, continuations, continuations-in-part and extensions) and issued patents, including those inventions, pending patent applications and issued patents listed and described in Section 4.16 of the Vendor Disclosure Schedule;

(b)	trade-marks, trade dress, trade-names, business names and other indicia of origin, including those listed and described in Section 4.16 of the Vendor Disclosure Schedule;

(c)	copyrights, including the copyright registrations and applications listed and described in Section 4.16 of the Vendor Disclosure Schedule;

(d)	industrial designs and similar rights, including those registrations and applications listed and described in Section 4.16 of the Vendor Disclosure Schedule; and

(e)	integrated circuit topographies and similar rights, including those registrations and applications listed and described in Section 4.16 of the Vendor Disclosure Schedule;
“Inventories” means the items of the Business held by the Vendors as of the Closing Time for sale, license, rental, lease, promotional transfer, or other distribution in the ordinary course of business, or to be consumed, directly or indirectly, in the production of goods or services to be available for sale, including inventories of raw materials, samples, work-in-progress, finished goods and by-products and packaging materials, substantially as described or set forth in Section 1.1 of the Vendor Disclosure Schedule as “Inventory”;
“IRS” means the United States Internal Revenue Service;
“Laws” means applicable laws, statutes, by-laws, rules, regulations, Orders, ordinances, protocols, codes, guidelines, treaties, policies, notices, directions, decrees, judgements, awards or requirements, in each case of any Governmental Authority;
“Leased Real Property” means lands and/or premises which are used by either of the Vendors relating primarily to the Business and which are leased, subleased, licensed to or otherwise occupied by either of the Vendors pursuant to the Real Property Leases;
“Material Adverse Effect” means any change, effect or circumstance that, when considered either individually or in the aggregate together with all other adverse changes, effects or circumstances with respect to which such phrase is used in this Agreement, is materially adverse to, or would reasonably be expected to have a material adverse effect on, the financial condition or results of operations or prospects of the Business;
“Material Contracts” means all Employment Contracts and all Contracts necessary for the conduct of the Business prior to the Closing, other than Excluded Contracts (i) involving aggregate payments to or by the Vendors in excess of $100,000 on an annualized basis and which do not terminate or cannot be terminated by the Vendors without penalty on less than sixty (60) days’ notice, (ii) involving any purchase order or commitment for products of the Business from any major customer of Alliance listed in Section 4.9 of the Vendor Disclosure Schedule, regardless of quantities committed or dollar value of the order or commitment, (iii) involving any paid-up license or other form of agreement relating to or incorporated into the Technology or involving a paid-up license for any tools used in or by the Business; (iv) involving any trust indenture, mortgage, promissory note, loan agreement or other contract for the borrowing of money, any currency exchange, commodities or other hedging transaction, or (v) which, if terminated without the consent of either of the Vendors, would have a Material Adverse Effect or that is otherwise material to the Business;
“Notice” has the meaning given in Section 12.3;
“Occupational Health and Safety Laws” means Laws relating in full or in part to the protection of employee or worker health and safety;
“Orders” means orders, injunctions, judgments, administrative complaints, decrees, rulings, awards, assessments, directions, instructions, penalties or sanctions issued, filed or imposed by any Governmental Authority or arbitrator;
“Parties” means Alliance, Alliance India, Tundra Canada, Tundra US and Tundra India collectively, and “Party” means any one of them;
“Pension Plans” means Benefit Plans providing pensions, superannuation benefits or retirement savings including pension plans, top up pensions or supplemental pensions;
“Permitted Encumbrances” means (a) statutory liens, charges, assessments, security interests, claims, understandings or arrangements for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with U.S. generally accepted accounting principals; (b) mechanic’s, carrier’s, warehouseman’s, landlord’s, materialman’s, worker’s, repairer’s and similar statutory liens, charges, assessments, security interests, options, claims, mortgages, pledges, obligations, understanding or arrangements arising or incurred in the ordinary course of business in amounts which are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect; (c) zoning, entitlement, subdivision, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such property which are not violated by the current use and operation of such property; and (d) covenants, conditions, restrictions, rights-of-way, easements and other similar matters whether or not of record affecting title to such property which do not materially interfere with the current use or the marketability of title of such property;
“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Authority, and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;
“Personal Information” means information in the possession of the Vendors about an Employee, but does not include the name, title or business address or telephone number of an Employee;

“Pre-Closing Tax Period” shall mean all taxable periods ending on or before the Closing Date and the portion ending on the Closing Date of any taxable period that includes but does not end on the Closing Date;
“Prepaid Expenses and Deposits” means the unused portion of amounts prepaid by or on behalf of the Vendors relating to the Business or the Purchased Assets including Taxes, assessments, rates and charges, utilities, rents, tenant allowances and deposits with any Person including with any supplier, public utility or any Governmental Authority;
“Purchase Price” has the meaning given in Section 3.1;
“Purchased Assets” means all of the Vendors’ right, title and interest in, to and under, or relating to, the assets, property and undertaking, owned or used or held by either or both of the Vendors for use in, or relating to the operation of, the Business as of the Closing Time, including the following properties, assets and rights:
(a)	the Employee Receivables and the benefit of all security (including cash deposits), guarantees and other collateral held by the Vendors relating to the Business;

(b)	the Books and Records;

(c)	the Contracts, other than the Employment Contracts and the Excluded Contracts;

(d)	the Goodwill;

(e)	the Governmental Authorizations;

(f)	the Inventories;

(g)	the Prepaid Expenses and Deposits;

(h)	the Tangible Personal Property;

(i)	the Technology; and

(j)	all other rights, properties and assets of the Vendors used in or held by the Vendors for use in or relating to the operation of the Business, of whatsoever nature or kind and wherever situated;
and excludes, for clarity, the Excluded Assets;
“Purchaser Indemnified Parties” has the meaning given in Section 11.2(a);
“Purchasers” has the meaning given in the first Recital to this Agreement;
“Real Property Leases” means Contracts pursuant to which either of the Vendors uses or occupies the Leased Real Property, which are set forth on Section 4.17 of the Vendor Disclosure Schedule;

“Restricted Right” means any Contract or Governmental Authorization which by its terms requires consent or approval of the other party or parties thereto or the issuer for completion of the transactions contemplated by this Agreement or the Ancillary Agreements or in respect of which the completion of the transactions contemplated by this Agreement or the Ancillary Agreements will increase the obligations or decrease the rights or entitlements of the Vendors or the Purchasers relating to the Business under such Contract or Governmental Authorization;
“Tangible Personal Property” means machinery, equipment, furniture, furnishings, office equipment, computer hardware, supplies, materials, vehicles, and other spare parts and tangible assets (other than Real Property and Inventory) owned or used or held by the Vendors for use in or relating to the Business, that has been identified as such by the mutual agreement of the Parties or their respective representatives, including the items set forth in Section 1.1 of the Vendor Disclosure Schedule as “Tangible Personal Property”;
“Taxing Authority” shall mean any federal, state, provincial, local or foreign government, any subdivision, agency, commission or authority thereof or any quasi-governmental body exercising tax regulatory authority;
“Tax Returns” includes returns, reports, declarations, claims for refund, elections, notices, filings, forms, statements and other information or filings (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;
“Taxes” includes taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Taxing Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Taxing Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, ad valorem, recapture, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, unemployment, estimated, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and other government pension plan premiums or contributions and other taxes of any kind;
“Technical Information” means know-how and related technical knowledge owned, used or held by the Vendors for use in or relating to the Business or the Purchased Assets, including:
(a)	trade secrets, confidential information, databases, inventions, systems, processes and other proprietary know-how;
(b)	intellectual and industrial property licenses;

(c)	uniform resource locators, domain names, telephone, telecopy, internet protocol and email addresses;

(d)	documented research, forecasts, studies, marketing plans, budgets, market data, developmental, demonstration or engineering work, information that can be used to define a design or process or procure, produce, support or operate material and equipment, methods of production and procedures, all formulas and designs and drawings, blueprints, patterns, plans, flow charts, parts lists, manuals and records, specifications, and test data; and

(e)	any research and development work in progress, including software in source code and object code form (including documentation and interfaces);
“Technology” means Intellectual Property, Technical Information and Information Technology;
“Transition Services Agreement” means the agreement to be entered into by Alliance and Tundra Canada on the Closing Date pursuant to which Alliance will agree to provide to Tundra Canada certain transition services related to the Business, substantially in the form attached as Exhibit B; and
“Vendor Indemnified Parties” has the meaning set forth in Section 11.3(a).
1.2	Certain Rules of Interpretation
In this Agreement:
(a)	Consent – Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b)	Currency – Unless otherwise specified, all references to money amounts are to lawful currency of the United States.

(c)	Governing Law – This Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the State of New York and the federal laws of the United States applicable in the State of New York.

(d)	Headings – Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(e)	Including – Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(f)	No Strict Construction – The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)	Number and Gender – Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)	Severability – If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

(i)	Statutory references – A reference to a statute includes all regulations and rules made pursuant to such statute and, unless otherwise specified, the provisions of any statute, regulation or rule which amends, supplements or supersedes any such statute, regulation or rule.

(j)	Time – Time is of the essence in the performance of the Parties’ respective obligations.

(k)	Time Periods – Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.
1.3 Knowledge
Any reference to the knowledge of any Party shall mean to the best of the knowledge, information and belief of such Party after reviewing all relevant records and making due inquiries regarding the relevant matters of all relevant officers and managers of such Party having responsibility for the matter in question.
1.4 Entire Agreement
This Agreement, the Ancillary Agreements and the agreements and other documents required to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties and set out all the covenants, promises, warranties, representations, conditions, understandings and agreements between the Parties relating to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, including the term sheet executed by the Vendor and Alliance dated March 2, 2006. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, oral or written, express, implied or collateral between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement, the Ancillary Agreements and any document required to be delivered pursuant to this Agreement.

1.5 Schedules and Exhibits
The schedules and exhibits to this Agreement, listed below, are an integral part of this Agreement:

Schedule	Description
Schedule 3.3	Purchase Price Allocation

Exhibit
Exhibit A	Vendor Disclosure Schedule
Exhibit B	Transition Services Agreement
Exhibit C	Deed of Accession
ARTICLE 2
PURCHASE AND SALE
2.1 Action by Vendor and Purchasers
Subject to the provisions of this Agreement, at the Closing Time :
(a)	Purchase and Sale of Purchased Assets – the Vendors shall respectively sell and each of the Purchasers shall respectively purchase the Purchased Assets referenced in each assignment and assumption agreement entered into by each of the Vendors and Purchasers pursuant to Section 7.6 and 8.4;

(b)	Assumption of Assumed Liabilities – each of the Purchasers shall respectively assume the Assumed Liabilities referenced in each assignment and assumption agreement entered into by each of the Vendors and Purchasers pursuant to Section 7.6 and 8.4;

(c)	Payment of Purchase Price – the Purchasers shall pay the Purchase Price as provided in Section 3.2;

(d)	Transfer and Delivery of Purchased Assets – the Vendors shall each execute and deliver to the Purchasers all such bills of sale, assignments, instruments of transfer, deeds, assurances, consents and other documents as shall be necessary or desirable to effectively transfer to the Purchasers the Purchased Assets; the Vendors shall deliver or cause to be delivered to the Purchasers possession of the Purchased Assets, free and clear of all Encumbrances other than the Permitted Encumbrances; and

(e)	Other Documents – the Vendors, Tundra Canada, Tundra US and Tundra India shall deliver such other documents as may be necessary or desirable to complete the transactions provided for in this Agreement.

2.2 Place of Closing
The Closing shall take place at the Closing Time at the offices of Osler, Hoskin & Harcourt LLP located at Suite 1500, 50 O’Connor Street, Ottawa, ON and at the offices of Paul, Hastings, Janofsky & Walker LLP located at Five Palo Alto Square, Sixth Floor, Palo Alto, California, U.S.A., or at such other place as may be agreed upon by Alliance and Tundra Canada.
2.3 No Assumption of Liabilities
Except for the Assumed Liabilities, the Purchasers shall not assume and shall not be responsible for any Excluded Tax Liabilities or any of the liabilities, debts or obligations of either of the Vendors, whether present or future, absolute or contingent and whether or not relating to the Business, including all liabilities and obligations arising from any defaults under or breaches of the Contracts by either of the Vendors.
2.4 Assignment of Restricted Rights
If at Closing there are any Restricted Rights in respect of which necessary consents, approvals, waivers or modifications have not been obtained, then the Purchasers may waive the closing condition under Section 7.4 with respect to such Restricted Rights and instead elect to have the Vendors continue their respective efforts to obtain any necessary consents, approvals, waivers or modifications with respect to such Restricted Rights.
If the Purchasers waive the condition in Section 7.4, elect to have the Vendors continue their efforts to obtain any necessary consents, approvals, waivers or modifications and the Closing occurs, the Vendors shall:
(a)	apply for and use all reasonable efforts to obtain all consents, approvals, waivers or modifications acceptable to Tundra Canada acting reasonably. Nothing in this Section 2.4 shall require any of the Purchasers to make any payment to any other party in order to obtain such consents, approvals, waivers or modifications, as any such payments shall be for the Vendors’ account;

(b)	enforce any rights of the particular Vendor arising from such Restricted Right against the issuer thereof or the other party or parties thereto;

(c)	at no time use any such Restricted Right for their own purposes or assign or provide the benefit of such Restricted Right to any other party;

(d)	pay over to the Purchasers all monies collected by or paid to the Vendors in respect of such Restricted Rights; and

(e)	take all such actions and do, or cause to be done, all such things at the request of Tundra Canada as shall reasonably be necessary in order that the value and benefits of the applicable Restricted Rights shall be preserved and enure to the benefit of the Purchasers.
Once any necessary approvals, consents, waivers or modifications for any Restricted Right referred to in Section 2.4(a) have been obtained on terms acceptable to Tundra Canada acting reasonably, each of the Vendors, as applicable, shall promptly assign, transfer, convey and deliver such Contract or Governmental Authorization to the Purchasers, and the Purchasers shall assume the obligations under such Contract or Governmental Authorization from and after the date of assignment to the Purchasers.
2.5 Inventory Confirmation
Within five (5) Business Days following the Closing Date, the Vendors shall count and value, in accordance with Section 4.13, the Inventories. Immediately thereafter, the Vendors shall provide to Tundra Canada a detailed listing (the “Final Inventories List”) of the Inventories setting forth the relevant categories of Inventories, their value and location. The Final Inventories List shall be certified as accurate by a senior officer of Alliance and shall provide a reconciliation to the Inventories set forth in Section 1.1 of the Vendor Disclosure Schedule.
ARTICLE 3
PURCHASE PRICE
3.1 Purchase Price
The aggregate amount payable by the Purchasers for the Purchased Assets (the “Purchase Price”), exclusive of all applicable sales and transfer taxes, shall be the amount of $5,800,000. Each of the Purchasers shall pay that portion of the Purchase Price set opposite its name in Schedule 3.3. The Parties acknowledge and agree that the allocation of the Purchase Price set forth in Schedule 3.3 may be varied by the Parties, upon mutual agreement, up to Closing, in which case the Parties will table at Closing a revised Schedule 3.3 which shall be deemed to be the final Schedule 3.3 for purposes of this Agreement.
3.2 Satisfaction of Purchase Price
The Purchasers shall satisfy the Purchase Price by payment on the Closing Date to the Vendors of $5,800,000 by wire transfer, less the Holdback Amount to an account of the Vendors designated by written notice to the Purchasers and delivered not later than two Business Days prior to the Closing Date.
3.3 Allocation of Purchase Price
The Purchasers and the Vendors shall allocate the Purchase Price as specified in Schedule 3.3 (as amended up to Closing) and, in accordance with such allocation, Tundra Canada shall prepare and deliver to the Vendors copies of IRS Form 8594 and any required exhibits thereto (the “Asset Acquisition Statement”). Tundra Canada shall prepare and deliver from time to time revised copies of the Asset Acquisition Statement (the “Revised Statements”) so as to report any matters on the Asset Acquisition Statement that need updating consistent with the agreed upon allocation. The Purchase Price shall be allocated in accordance with the Asset Acquisition Statement or, if applicable, the last Revised Statements, provided by Tundra Canada to the Vendors, and all Tax Returns and reports filed by the Purchasers and the Vendors shall be prepared consistently with such allocation. None of the Purchasers nor the Vendors shall, nor shall they permit their respective Affiliates to, take any position inconsistent with the Asset Acquisition Statement or the then-applicable Revised Statements.

3.4 Withholding Tax
The Purchasers will be entitled to deduct and withhold from the Purchase Price all Taxes that the Purchasers may be required to deduct and withhold under any provision of any Law. All such withheld amounts will be treated as delivered to the Vendor hereunder.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE VENDORS
The Vendors jointly and severally represent and warrant to the Purchasers the matters set out below.
4.1 Incorporation and Corporate Power
Alliance is a corporation existing under the laws of Delaware and has all necessary corporate power, authority and capacity to enter into this Agreement and the Ancillary Agreements, to carry out its obligations under this Agreement and the Ancillary Agreements, to own its assets and to carry on the Business as presently conducted. Alliance India is a corporation existing under the laws of India and has all necessary corporate power, authority and capacity to enter into this Agreement and the Ancillary Agreements, to carry out its obligations under this Agreement and the Ancillary Agreements, to own its assets and to carry on its part of the Business as presently conducted.
4.2 Registration
Each of the Vendors is duly registered, licensed or otherwise qualified to conduct business in every jurisdiction in which the failure to be so registered, licensed or qualified would have a Material Adverse Effect.
4.3 No Subsidiaries
Other than Alliance India, Alliance does not own, or have any interest in, any shares of any corporation or any other subsidiary which carries on, in whole or in part, the Business or any business similar to or competitive with the Business.
4.4 Due Authorization and Enforceability of Obligations
The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements have been duly authorized by all necessary corporate action on the part of each of the Vendors. This Agreement constitutes and each of the Ancillary Agreements and any other agreement to be executed by the Vendors in connection with the Closing will constitute a valid and binding obligation of each of the Vendor, as applicable, enforceable against the particular Vendor in accordance with its terms.
4.5 Absence of Conflicts
Except for the Restricted Rights which are listed in Section 4.5 of the Vendor Disclosure Schedule, neither of the Vendors is a party to, bound or affected by or subject to any:

(a)	Contract;

(b)	charter or by-law; or

(c)	Laws or Governmental Authorizations;
that would be violated, breached by, or under which default or a conflict would occur or an Encumbrance would, or with notice or the passage of time would, be created, or in respect of which the obligations of the Vendors or the Purchasers relating to the Business will increase or the rights or entitlements of the Vendors or the Purchasers relating to the Business will decrease, as a result of the execution and delivery of, or the performance of obligations under, this Agreement, any Ancillary Agreements, or any other agreement to be entered into under the terms of this Agreement. There has been no sale, assignment, subletting, licensing or granting of any rights in or other disposition of or in respect of any of the Purchased Assets or any part thereof or any granting of any Contract or right capable of becoming an agreement or option for the purchase, assignment, subletting, licensing or granting of any rights in or other disposition of any of the Purchased Assets or any part thereof other than pursuant to the provisions of, or as disclosed in, this Agreement, an Ancillary Agreement or pursuant to purchase orders accepted by the Vendors in the ordinary course of business.
4.6 Consents and Approvals
Except as set forth in Section 4.6 of the Vendor Disclosure Schedule, no approval, Order, third party consent, notification, or filing with any Governmental Authority is required on the part of either of the Vendors, in connection with the execution, delivery and performance of this Agreement, any Ancillary Agreements or any other documents and agreements to be delivered under this Agreement or the performance of each of the Vendor’s obligations under this Agreement, any Ancillary Agreements or any other documents and agreements to be delivered under this Agreement.
4.7 Absence of Changes and Unusual Transactions
Except as set forth in Section 4.7 of the Vendor Disclosure Schedule, since February 1, 2006:
(a)	there has not been any damage, destruction, loss, Information Technology failure, labour dispute, or other event, development or condition of any character (whether or not covered by insurance) which has a Material Adverse Effect;

(b)	except those bonuses of which the Purchaser has been informed, neither of the Vendors has granted any bonuses, whether monetary or otherwise, or made any general wage or salary increases in respect of Employees, or changed the terms of employment for any Employee or entered into a written Contract with any Employee; provided, however, that with respect to bonuses that relate exclusively to the retention of any Employee prior to the consummation of the transactions contemplated by this Agreement, the cost of which shall be borne solely by the Vendors, a verbal characterization of the nature of such retention bonuses and the size of such bonuses in the aggregate will suffice for purposes of informing the Purchaser.

(c)	except for those employee losses (dismissals and voluntary) and employee acquisitions about which the Purchaser has been informed, or concerning which Purchaser is promptly informed, neither of the Vendors has, relating to the Business, hired or dismissed more than five (5) Employees;

(d)	there has been no termination or modification or change in the business relationship with any of such supplier or customer that has caused, or is reasonably likely to cause, a Material Adverse Effect; and

(e)	the Vendors have not authorized, agreed or otherwise become committed to do any of the foregoing.
4.8 No Joint Venture Interests or Strategic Alliances
Neither of the Vendors, relating to the Business, is a party to a strategic alliance or co-operative agreement and is not a partner, beneficiary, trustee, co-tenant, joint-venturer or otherwise a participant in any partnership, trust, joint venture, co-tenancy or similar jointly owned business undertaking which carries on in whole or in part the Business or any business similar to, competitive with or ancillary to the Business.
4.9 Major Suppliers and Customers
Section 4.9 of the Vendor Disclosure Schedule sets forth a comprehensive listing of each supplier of goods and services to, and each customer of, the Business to whom the Vendors have invoiced or billed in excess of $50,000 in the aggregate during the 12 month period ending March 31, 2006, together with, in each case, the amount so invoiced or billed. Since March 31, 2006, there has been no termination or modification or change in the business relationship with any of such supplier or customer. To the knowledge of the Vendors, no such supplier has any intention to change its relationship or the terms upon which it conducts business with the Business.
4.10 Sufficiency of Assets
The Purchased Assets constitute all of the assets, of any nature whatsoever, necessary to operate the Business.
4.11 Title to Certain Assets
Together, the Vendors are the sole legal and beneficial owners and (where the interests are registrable) the sole registered owners of the Purchased Assets with good and valid title, free and clear of all Encumbrances other than Permitted Encumbrances and are exclusively entitled to possess and dispose of same (subject only, in the case of Contracts or Governmental Authorizations, to the necessity of obtaining consents to their assignment).
4.12 Location of the Assets
All of the Purchased Assets are located on the lands and/or premises that are set forth in Section 4.12 of the Vendor Disclosure Schedule.

4.13 Inventories
All Inventories are valued on the books of the Vendors at standard cost (at the lower of cost or fair market value, subject to reserves for excess and obsolete inventory in accordance with U.S. generally accepted accounting principles). Inventories of finished goods are saleable and all other Inventories are merchantable or usable and all Inventories are in quantities usable or saleable in the ordinary course of business consistent with past practices. The Inventory levels have been maintained at the amounts required for the operation of the Business as previously conducted and such Inventory levels are adequate for the operation of the Business. To the knowledge of the Vendors, the Inventories of finished goods conform in all material respects with their respective specifications and all published representations and warranties.
4.14 Business in Compliance with Law
The operations of the Business have been and are conducted as of the date hereof in compliance with all Laws of each jurisdiction in which the Business has been and is carried on except for non-compliance which does not have a Material Adverse Effect, and the Vendors have not been threatened to be charged with or received any notice of any alleged violation of any such Laws.
4.15 Governmental Authorizations
Section 4.15 of the Vendor Disclosure Schedule sets forth a complete list of the Governmental Authorizations. The Governmental Authorizations listed in Section 4.15 of the Vendor Disclosure Schedule are all the authorizations required by the Vendors to enable them to carry on the Business in compliance with all Laws. To the knowledge of the Vendors, the Governmental Authorizations are in full force and effect in accordance with their terms, and no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation of any such Governmental Authorization, or give rise to a obligation on the part of the Vendors or either of them to undertake or bear any cost of remedial action. No proceedings are pending or, to the knowledge of the Vendors, threatened, which could result in their revocation or limitation and all steps have been taken and filings made on a timely basis with respect to each Governmental Authorization and its renewal.
4.16 Technology
(a)	Section 4.16 of the Vendor Disclosure Schedule sets forth a complete list and a brief description of all Intellectual Property which has been registered, or for which applications for registration have been filed, by or on behalf of either of the Vendors in any jurisdiction. To the knowledge of the Vendors, Section 4.16 of the Vendor Disclosure Schedule sets forth details of all filings or payments which must be made, or other actions which must be taken, in respect of the Intellectual Property within three (3) months of the Closing Date in order to protect the Intellectual Property or preserve existing rights in the Intellectual Property. Section 4.16 of the Vendor Disclosure Schedule sets forth a list of contracts pursuant to which either of the Vendors owes any royalties, fees or other payments to third parties in respect of the Intellectual Property or any use thereof.

(b)	Section 4.16 of the Vendor Disclosure Schedule sets forth a complete list of all material Contracts relating to any of the Technology. Such Contracts are in full force and effect and no material default exists on the part of the Vendors or, to the knowledge of the Vendors, on the part of the other parties thereto.

(c)	To the knowledge of the Vendors, the Technology owned or licensed by the Vendors constitutes all of the material technology, intellectual property and information technology material to the conduct of the Business as of the date hereof.

(d)	Section 4.16 sets forth a complete list and brief description of the Technology of which the Vendor is not the sole beneficial and registered owner. The Vendor is using or holding the Technology of which it is not the sole beneficial and registered owner with the consent of or a licence from the owner of such Technology, all of which such consents or licences are in full force and effect and no default exists on the part of the Vendors or, to the knowledge of the Vendors, on the part of any of the parties thereto.

(e)	Except as disclosed in Section 4.16 of the Vendor Disclosure Schedule:
(i)	all of the Intellectual Property is in full force and effect and has not been used or enforced or failed to be used or enforced in a manner that would result in its abandonment, cancellation or unenforceability; and

(ii)	all Intellectual Property consisting of issued registrations, or in the case of inventions, issued patents, is valid and enforceable.
(f)	Except as disclosed in Section 4.16 of the Vendor Disclosure Schedule:
(i)	there are no Claims by either of the Vendors relating to breaches, violations, infringements or interferences with any of the Technology by any other Person and the Vendors have no knowledge of any facts upon which such a Claim could be based;

(ii)	neither of the Vendors has entered into and is not otherwise bound by any consent, forbearance to sue, settlement or other agreement which limits either Vendor’s rights to use, reproduce, display, modify, perform, adapt, distribute, licence, sell or otherwise exploit the Technology; and

(iii)	to the knowledge of the Vendors, no other Person is using any of the Technology so as to breach, violate, infringe or interfere with the rights of the Vendors.
(g)	Except as disclosed in Section 4.16 of the Vendor Disclosure Schedule:
(i)	there are no Claims in progress or pending or threatened against either of the Vendors relating to the Technology and to the knowledge of the Vendors, there is no valid basis for any such Claim; and

(ii)	to the knowledge of the Vendors, the carrying on of the Business and the use, possession, reproduction, distribution, sale, licensing, sublicensing or other dealings involving any of the Technology does not breach, violate, infringe or interfere with any rights of any other Person.
(h)	Section 4.16 of the Vendor Disclosure Schedule contains a general listing for informational purposes of the nature of the Information Technology and sets forth whether the Information Technology is owned by Alliance or Alliance India. In addition, Section 4.16 of the Vendor Disclosure Schedule sets forth a general, high level list of the computer and software files to be transferred to Purchaser as part of the Information Technology. Except with respect to Information Technology that is licensed to the Vendors, as set forth separately in Section 4.16 of the Vendor Disclosure Schedule, Alliance or Alliance India is the sole and exclusive owner of the Information Technology, free and clear of all Encumbrances of any kind. All source code and system documentation relating to the Information Technology have been maintained in strict confidence and (i) have been disclosed by the Vendors only to those of their employees who have a “need to know” the contents thereof in connection with the performance of their duties to the Vendors and who have executed a nondisclosure agreement with the Vendors, and (ii) have been disclosed only to those third parties who have executed a nondisclosure agreement with the Vendors.

(i)	The Information Technology:
(i)	is suitable for the purposes for which it is being used and is proposed to be used based on the plans and forecasts of Alliance including its forecasted growth;

(ii)	is free from known material defects or deficiencies;

(iii)	does not contain any disabling mechanisms or protection features which are designed to disrupt or prevent the use of the Information Technology, including computer viruses, time locks or any code, instruction or device that may be used without authority to access, modify, delete or damage any of the Information Technology.
(j)	Each of the Vendors has taken all reasonable steps to maintain and protect the Technology. The Technology does not include any Technology in respect of which any of the Vendors’ officers, employees or consultants have any rights. All current and former officers, employees and consultants have assigned in writing all of their rights in the Technology to either of the Vendors and have waived in writing any moral rights that they may hold in any Purchased Assets consisting of copyrighted works.

(k)	Neither of the Vendors has incorporated into any Technology any open source software or any software code licensed under the Gnu General Public License (GPL), the Gnu Lesser General Public License (LGPL), or any other generally available software license that requires the licensee to make the licensed software code available to others in source code form.

4.17 Equipment Contracts
Section 4.17 of the Vendor Disclosure Schedule sets forth a complete list of all Equipment Contracts together with a description of the Tangible Personal Property to which the Equipment Contracts relate. The Equipment Contracts listed in Section 4.17 of the Vendor Disclosure Schedule are all those used to earn revenue for the Business. All of the Equipment Contracts are in full force and effect unamended and there are no outstanding defaults (or events which would constitute a default with the mere passage of time or giving of notice or both) under the Equipment Contracts on the part of the Vendors or, to the knowledge of the Vendors, on the part of any of the other parties thereto. The interest of each Vendor under the Equipment Contracts to which it is a party is held by it free and clear of any Encumbrance.
4.18 Leased Real Property
(a)	Section 4.18 of the Vendor Disclosure Schedule sets forth a complete list of the Leased Real Property and details for each Leased Real Property including: (i) municipal address, (ii) area of premises, and (iii) a list of all relevant Contracts including details of parties thereto and dates of documents.

(b)	A copy of the Real Property Leases, together with all amendments thereto, has been provided to the Purchaser.

(c)	There are no outstanding defaults (or events which would constitute a default with the passage of time or giving of notice or both) under the Real Property Leases on the part of the Vendors or, to the knowledge of the Vendors, on the part of any other party to such Real Property Leases.
4.19 Environmental Matters
To the knowledge of the Vendors, operations of the Business have been, and are as of the date of this Agreement, in compliance with all Environmental Laws.
4.20 Employment Matters
(a)	Section 4.20 of the Vendor Disclosure Schedule sets forth a complete list of all Employees, together with their titles, service dates and material terms of employment, including current wages, salaries or hourly rate of pay, benefits, vacation entitlement, commissions and bonus (whether monetary or otherwise) or other material compensation paid since the beginning of the most recently completed fiscal year (including the date of payment) or payable to each such Employee and the date upon which each such Employee was first hired by Alliance or Alliance India. Section 4.20 of Vendor Disclosure Schedule, which shall be dated as of a date no earlier than two Business Days prior to the Closing Date, shall include the information described in the previous sentence, updated to reflect any departures or new hires. Except as disclosed in Section 4.20 of the Vendor Disclosure Schedule, no Employee is on short-term or long-term disability leave, parental leave, extended absence or receiving benefits pursuant to any similar worker’s compensation legislation.

(b)	Except for those Employment Contracts listed in Section 4.20 of the Vendor Disclosure Schedule, there are no Employment Contracts, management agreements, retention bonuses, Benefit Plans or Employment Contracts providing for cash or other compensation or benefits upon the consummation of the transactions contemplated by this Agreement. There are no disagreements or controversies pending or, to the knowledge of the Vendors, threatened, between either of the Vendors and any of its Employees.

(c)	There are no Claims against either of the Vendors pursuant to any Laws relating to Employees, including employment standards, human rights, labour relations, Occupational Health and Safety Laws, workers compensation, pay equity or employment equity. To the knowledge of the Vendors, nothing has occurred which might lead to a Claim against either of the Vendors under any such Laws.

(d)	To the knowledge of the Vendors, no Employees are in violation of any material term of any Employment Contract, non-disclosure agreement or non-competition agreement or any restrictive covenant to a former employer relating to the right of any such Employee to be employed by the Vendors because of the nature of the Business conducted or presently proposed to be conducted by the Vendors or to the use of trade secrets or proprietary information of others.
4.21 Collective Agreements
(a)	No union has bargaining rights with respect to any Employees, and to the knowledge of the Vendors, there are no threatened or apparent union organizing activities involving any Employees.

(b)	Neither of the Vendors is a party, either directly, voluntarily or by operation of law, to any collective agreement, letter of understanding, letter of intent or other written communication with any bargaining agent, union or association which may qualify as a union, which would apply to any Employees.
4.22 Benefit Plans
(a)	Section 4.22 of the Vendor Disclosure Schedule sets forth a complete list of the Benefit Plans.

(b)	Neither the Vendors nor any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”) (x) maintains or contributes to or has had any liability with respect to or has within the past six years maintained or contributed to or had any liability with respect to a Pension Plan that is subject to Subtitles C or D of Title IV of ERISA or (y) maintains or has an obligation to contribute to or had any liability with respect to or has within the past six years maintained or had an obligation to contribute to or had any liability with respect to a multiemployer plan.

(c)	Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (w) entitle any Employees to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (x) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans, (y) limit or restrict the right of the Vendors or, after the consummation of the transactions contemplated hereby, the Purchasers, to merge, amend or terminate any of the Benefit Plans or (z) result in payments under any of the Benefit Plans which would not be deductible under Section 280G of the Code.

(d)	None of the Benefit Plans provide benefits beyond retirement or other termination of service to Employees or former employees or to the beneficiaries or dependants of such employees.
4.23 Personal Information
All Personal Information in connection with the conduct of the Business disclosed to the Purchasers by the Vendors has been disclosed in accordance with all Laws relating to the collection, use or disclosure of such Personal Information.
4.24 Material Contracts
Section 4.24 of the Vendor Disclosure Schedule sets forth a complete list of the Material Contracts. The Material Contracts listed in Section 4.24 of the Vendor Disclosure Schedule are all in full force and effect, and there are no outstanding material defaults (or events which would constitute a material default with the passage of time or giving of notice or both) under such Material Contracts on the part of either of the Vendors or, to the knowledge of the Vendors, on the part of any other party to such Material Contracts.
4.25 Copies of Contracts, etc.
Current and complete copies of the Material Contracts and any Restricted Rights have been delivered or made available to the Purchaser and except with respect to the Restricted Rights identified as such in Section 4.5 of the Vendor Disclosure Schedule, there are no current or pending negotiations with respect to the renewal, repudiation or amendment of any such Material Contracts or Restricted Rights.
4.26 Litigation
There are no Claims, investigations or other proceedings, including appeals and applications for review, in progress, or, to the knowledge of the Vendors, pending or threatened against or relating to either of or both the Vendors before any Governmental Authority which, if determined adversely to the Vendors, would,
(a)	have a Material Adverse Effect;

(b)	enjoin, restrict or prohibit the transfer of all or any part of the Purchased Assets as contemplated by this Agreement; or

(c)	delay, restrict or prevent the particular Vendor from fulfilling any of its obligations set out in this Agreement or any Ancillary Agreement or arising from this Agreement or any Ancillary Agreement.

There is no judgment, decree, injunction, rule or Order of any Governmental Authority or arbitrator outstanding against either of the Vendors that would prevent the Vendors from completing the transactions required to be completed pursuant to this Agreement. Section 4.26 of the Vendor Disclosure Schedule sets forth all litigation or claims either of the Vendors has pending against other Persons relating to the Business or Purchased Assets.
4.27 Tax Matters
(a)	Except as set forth in Section 4.27 of the Vendor Disclosure Schedule, (i) all Tax Returns required to be filed to the extent such Tax Returns relate to the Purchased Assets and the Business for Pre-Closing Tax Periods have been timely filed or will be timely filed, (ii) all Taxes shown as due on such Tax Returns and all other Taxes with respect to the Purchased Assets and the Business have been paid in full or will be timely paid in full by the due date thereof, and (iii) none of the Purchased Assets is subject to any Encumbrance, other than a Permitted Encumbrance, arising in connection with the failure or alleged failure to pay any Tax.

(b)	Except as set forth in Section 4.27 of the Vendor Disclosure Schedule, no agreement or other document extending, or having the effect of extending, the period of assessment or collection of any Taxes with respect to the Purchased Assets or the Business, and no power of attorney with respect to any such Taxes has been filed with the IRS or any other Taxing Authority.

(c)	(i) There are no Taxes with respect to the Purchased Assets or the Business asserted by any Taxing Authority to be due, and (ii) no issue has been raised by any Taxing Authority in the course of any audit with respect to Taxes relating to the Purchased Assets or the Business. No Taxes with respect to the Purchased Assets or the Business are currently under audit by any Taxing Authority. Neither the IRS nor any other Taxing Authority is now asserting or threatening to assert against the Vendors any deficiency or claim for additional Taxes or any adjustment of Taxes with respect to the Purchased Assets or the Business, and there is no reasonable basis for any such assertion of which the Vendors are or reasonably should be aware.

(d)	Alliance is not a “foreign person” within the meaning of Section 1445 of the Code. Alliance India is a “foreign person” within the meaning of Section 1445 of the Code, but none of the assets to be transferred by Alliance India pursuant to this Agreement constitutes a “United States real property interest” within the meaning of Section 897(c)(l) of the Code.

(e)	To the knowledge of the Vendors, no event has occurred that could impose upon any of the Purchasers any transferee liability for any Taxes due or to become due from Vendors.

(f)	(i) None of the Purchased Assets is “tax-exempt use property” within the meaning of Section 168(h) of the Code, (ii) none of the Purchased Assets is property that is or will be required to be treated as being owned by another person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, and (iii) none of the Purchased Assets is subject to a lease other than a “true lease” for federal income tax purposes.
4.28 Books and Records
All Books and Records have been delivered or made available to the Purchaser. Such Books and Records fairly and correctly set out and disclose in all material respects the financial position of the Business and all material financial transactions relating to the Business have been accurately recorded in such Books and Records.
4.29 Third Party Consents
Section 4.29 of the Vendor Disclosure Schedule sets forth a complete list of all notifications, approvals and consents required to be obtained by the Vendors in connection with the execution, delivery and performance of this Agreement, the Ancillary Agreements or any other documents and agreements to be delivered under this Agreement or the Ancillary Agreements.
4.30 No Broker
Except for Needham & Co., Inc., whose fees, commissions and expenses are the sole responsibility of the Vendors, the Vendors have carried on all negotiations relating to this Agreement and the transactions contemplated in this Agreement directly and without intervention on their behalf of any other party in such manner as to give rise to any valid claim for a brokerage commission, finder’s fee or other like payment.
4.31 Certain Business Practices
Neither of the Vendors nor any of their respective directors or officers (in their capacities as such) has, in relation to the Business, (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) to the knowledge of the Vendors, made any other unlawful payment.
To the knowledge of the Vendors, none of the Vendors’ agents or Employees (in their capacities as such) have, in relation to the Business (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any other unlawful payment.
4.32 Full Disclosure
To the knowledge of the Vendors, all information that has been provided to the Purchaser in connection with the transaction contemplated by this Agreement is true and correct in all material respects and no material fact or facts have been omitted from that information that would make such information misleading. Without limiting the generality of the foregoing, to the knowledge of the Vendors, the Vendors have not failed to disclose to the Purchasers any fact or information which would be material to a purchaser of the Business or the Purchased Assets.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS
Each of the Purchasers hereby represent and warrant jointly and severally to the Vendors the matters set out below.
5.1 Incorporation
Tundra Canada is a corporation duly incorporated and validly existing under the laws of Canada. Tundra US is a corporation duly incorporated and validly existing under the laws of the State of Delaware, the outstanding shares of which are held as to 100% by Quadic Systems Inc. Tundra India is a corporation duly incorporated and validly existing under the laws of India, the outstanding shares of which are held as to 99.99% by the Purchaser and 0.01% by Quadic Systems Inc.
5.2 Due Authorization and Enforceability of Obligations
Each of the Purchasers has all necessary corporate power, authority and capacity to enter into this Agreement and the Ancillary Agreements to which it is a party and to carry out its respective obligations under this Agreement and the Ancillary Agreements. The execution and delivery of this Agreement and the Ancillary Agreements, as applicable, and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, as applicable, have been duly authorized by all necessary corporate action of each of the Purchasers. This Agreement and the Ancillary Agreements each constitute a valid and binding obligation of each of the Purchasers who is a party thereto, enforceable against each of the Purchasers, as applicable, in accordance with its terms. Each of the Purchasers has obtained all consents and authorizations of its directors and shareholders as may be required by law, its articles of incorporation, by-laws, any other organizational charter documents or other agreements to which it is a party.
5.3 Absence of Conflicts
None of the Purchasers is a party to, bound or affected by or subject to any:
(a)	indenture, mortgage, lease, agreement, obligation or instrument;

(b)	charter or by-law provision; or

(c)	Laws or Governmental Authorizations;
that would be violated, breached by, or under which any default would occur or an Encumbrance would, or with notice or the passage of time would, be created as a result of the execution and delivery of, or the performance of obligations under, this Agreement, any Ancillary Agreement or any other agreement to be entered into under the terms of this Agreement.

5.4 Litigation
There are no Claims, investigations or other proceedings, including appeals and applications for review, in progress or, to the knowledge of Tundra Canada, pending or threatened against or relating to any of the Purchasers before any Governmental Authority, which, if determined adversely to the relevant Purchaser, would,
(a)	prevent the Purchaser from paying the Purchase Price to the Vendors;

(b)	enjoin, restrict or prohibit the transfer of all or any part of the Purchased Assets as contemplated by this Agreement; or

(c)	delay, restrict or prevent the relevant Purchaser from fulfilling any of its obligations set out in this Agreement or arising from this Agreement, and Tundra Canada has no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success.
5.5 No Broker
The Purchasers have carried on all negotiations relating to this Agreement and the transactions contemplated in this Agreement directly and without the intervention on its behalf of any other party in such manner as to give rise to any valid claim for a brokerage commission, finder’s fee or other like payment.
ARTICLE 6
NON-WAIVER; SURVIVAL
6.1 Non-Waiver
No investigations made by or on behalf of the Purchasers at any time shall have the effect of waiving, diminishing the scope or otherwise affecting any representation or warranty made by the Vendors in or pursuant to this Agreement. No waiver of any condition or other provisions, in whole or in part, shall constitute a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.
6.2 Nature and Survival
All representations, warranties and covenants contained in this Agreement on the part of the Parties shall survive the Closing, the execution and delivery under this Agreement of any bills of sale, instruments of conveyance, assignments or other instruments of transfer of title to any of the Purchased Assets and the payment of the consideration for the Purchased Assets and shall expire twelve (12) months from the date hereof.

ARTICLE 7
PURCHASERS’ CONDITIONS PRECEDENT
The obligation of the Purchasers to complete the purchase of the Purchased Assets under this Agreement and each of Tundra Canada and Tundra India to employ the Employees is subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of the Purchasers and may be waived by them in whole or in part):
7.1 Truth and Accuracy of Representations of Vendors at the Closing Time
All of the representations and warranties of the Vendors made in or pursuant to this Agreement (i) that are qualified as to materiality or any similar standard or qualification shall be true and correct in all respects, and (ii) that are not qualified as to materiality or any similar standard or qualification shall be true and correct in all material respects at the Closing Time and with the same effect as if made at and as of the Closing Time (except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted by this Agreement) and the Purchasers shall have received a certificate from a senior officer of each of the Vendors confirming to his knowledge (after due inquiry), without personal liability, the truth and correctness of the conditions specified in this Section 7.1.
7.2 Performance of Obligations
The Vendors shall have performed or complied with, in all respects, all their respective obligations, covenants and agreements necessary to be performed by the Vendors under this Agreement prior to the Closing Date and the Purchasers shall have received a certificate from a senior officer of each of the Vendors confirming to his knowledge (after due inquiry), without personal liability such performance or compliance, as the case may be.
7.3 Receipt of Closing Documentation
All instruments of conveyance and other documentation relating to the transfer of the Employees and to the sale and purchase of the Purchased Assets including assignments of Contracts (and consents to such assignments, where required), bills of sale, documentation relating to the due authorization and completion of such sale and purchase and all actions and proceedings taken on or prior to the Closing in connection with the performance by the Vendors of their respective obligations under this Agreement shall be satisfactory to the Purchasers, acting reasonably, and the Purchasers shall have received copies of all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement and the taking of all corporate proceedings in connection with such transactions in compliance with these conditions, in form and substance satisfactory to the Purchasers, acting reasonably.
7.4 Consents, Authorizations and Registrations
(a)	All consents, approvals, Orders and authorizations of any Person (and registrations, declarations, filings or recordings with any Governmental Authority), required in connection with the completion of any of the transactions contemplated by this Agreement or the Ancillary Agreements, the execution of this Agreement or the Ancillary Agreements, the Closing or the performance of any of the terms and conditions of this Agreement, including consents to the disclosure of Personal Information to the Purchasers and the continuing use of such Personal Information by the Purchasers in a manner consistent with the operation of the Business and any consents required under Contracts shall have been obtained at or before the Closing Time on terms acceptable to the Purchasers, acting reasonably. Each consent listed in Section 4.5 of the Vendor Disclosure Schedule shall have been obtained at or before the Closing Time.

(b)	All consents, approvals, waivers or modifications to Restricted Rights required by the Purchasers shall have been obtained at or before the Closing Time.
7.5 No Proceedings
There shall be no Order issued delaying, restricting or preventing, and no pending or threatened Claim or judicial or administrative proceeding, or investigation against any Party by any Person, for the purpose of enjoining, delaying, restricting or preventing, the consummation of the transactions contemplated in this Agreement or the Ancillary Agreements or otherwise claiming that this Agreement or the Ancillary Agreements or the consummation of such transactions is improper or would give rise to proceedings under any Laws.
7.6 Assignment and Assumption Agreements
Each of the Vendors shall have executed and delivered to the Purchasers a separate assignment and assumption agreement or other document of conveyance, in form satisfactory to the Purchasers, acting reasonably, and shall have respectively delivered or caused to be delivered actual possession of the Purchased Assets to the Purchaser.
7.7 Transition Services Agreement
Alliance shall have executed the Transition Services Agreement, substantially in the form attached hereto as Exhibit B.
7.8 Releases
The Vendors shall have released the Employees to be employed by Tundra Canada or Tundra India, as the case may be, from and after the Closing from any confidentiality or non-competition agreements or non-solicitation covenants with the Vendor except to the extent that these have been assigned to Tundra Canada or Tundra India.
7.9 Key Employees
Each of Sudhakar Boddu, Surender Sharma, Paul Culp, Kanuga Suneetha, Alagar Rengarajan, Ratnam Boddu, Pathuri Venkat Bala Subrahmanyam, Singh Anand Kumar, Rastogi Ankur, Karambale Sanjay Tukaram, Kumar Parvesh, Kommidi Raghunath Reddy, Natrajan Srikant, Katam Shravanthi, Shaik Samad, Acharya Navin, Kumar Ajaya, Talkad Pawan Kumar, Medeme Naga Murali Narasimha Rao and Jayanthishree Sivamaniarasu shall have signed employment contracts with Tundra Canada or Tundra India satisfactory to Tundra Canada or Tundra India, as the case may be, acting reasonably.

7.10 Other Employees
At least eighty (80%) of those Employees set forth in Section 7.10 of the Vendor Disclosure Schedule shall have accepted an offer of employment from either Tundra Canada or Tundra India.
7.11 No Material Adverse Effect
There shall have been no Material Adverse Effect since the date of this Agreement.
7.12 Transfer of Amounts in Provident Fund
The required filing with the Commissioner, Employee Provident Fund (India) shall have been completed to enable the transfer to Tundra India of the amounts currently standing in the employee provident fund of Alliance India.
7.13 Patent Assignments
Alliance shall have executed standard form patent assignments in favour of Tundra Canada in respect of all patents forming part of the Purchased Assets as more particularly set forth in Section 4.16 of the Vendor Disclosure Schedule.
7.14 Update of Vendor Disclosure Schedule
Alliance shall have updated and completed the Vendor Disclosure Schedule, specifically as to its description and listing of the Purchased Assets, to the satisfaction of Tundra Canada.
If any of the foregoing conditions in this Article has not been fulfilled by Closing, the Purchasers may terminate this Agreement by notice to Alliance, in which event the Purchasers are released from all obligations under this Agreement, and unless the Purchasers can show that the condition relied upon could reasonably have been performed by the particular Vendor, and the Vendors are also released from all obligations under this Agreement. However, the Purchasers may waive compliance with any condition in whole or in part if it sees fit to do so, without prejudice to its rights of termination in the event of non-fulfilment of any other condition, in whole or in part, or to their rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.
ARTICLE 8
VENDORS’ CONDITIONS PRECEDENT
The obligations of the Vendors to complete the sale of the Purchased Assets under this Agreement shall be subject to the satisfaction of or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of the Vendors and may be waived by them in whole or in part):
8.1 Truth and Accuracy of Representations of the Purchasers at Closing Time
All of the representations and warranties of each of the Purchasers made in or pursuant to this Agreement (i) that are qualified as to materiality or any similar standard or qualification shall be true and correct in all respects, and (ii) that are not qualified as to materiality or any similar standard or qualification shall be true and correct in all material respects at the Closing Time and with the same effect as if made at and as of the Closing Time and the Vendors shall have received a certificate from a senior officer of each of the Purchasers confirming to his knowledge (after due inquiry), without personal liability the truth and correctness of the conditions specified in this Section 8.1.
8.2 Performance of Obligations
Each of the Purchasers shall have performed or complied with, in all respects, all its obligations, covenants and agreements necessary to be performed by the Purchasers under this Agreement prior to the Closing Date and the Vendors shall have received a certificate from a senior officer of each of the Purchasers confirming to his knowledge (after due inquiry), without personal liability such performance or compliance, as the case may be.
8.3 No Proceedings
There shall be no Order issued delaying, restricting or preventing, and no pending or threatened Claim or judicial or administrative proceeding, or investigation against any Party by any Person, for the purpose of enjoining, delaying, restricting or preventing, the consummation of the transactions contemplated in this Agreement or otherwise claiming that this Agreement or the consummation of such transactions is improper or would give rise to proceedings under any Laws.
8.4 Assignment and Assumption Agreements
The Purchasers shall have executed and delivered to the Vendors assignment and assumption agreements, in form satisfactory to the Purchasers, acting reasonably.
If any of the foregoing conditions in this Article has not been fulfilled by Closing, the Vendors may terminate this Agreement by notice in writing to the Purchasers, in which event the Vendors are released from all obligations under this Agreement, and unless the Vendors can show that the condition relied upon could reasonably have been performed by the Purchasers, the Purchasers are also released from all obligations under this Agreement. However, the Vendors may waive compliance with any condition in whole or in part if they see fit to do so, without prejudice to their rights of termination in the event of non-fulfilment of any other condition in whole or in part or to their rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.
ARTICLE 9
OTHER COVENANTS OF THE PARTIES
9.1 Conduct of Business Prior to Closing
During the period from the date of this Agreement to the Closing Time, the Vendors shall:
(a)	Conduct Business in the Ordinary Course – except as otherwise contemplated or permitted by this Agreement, conduct the Business in the ordinary course, consistent with past practice and regular customer service and business policies and not, without the prior written consent of the Purchaser, enter into any transaction which, if effected before the date of this Agreement, would constitute a breach of the representations, warranties or agreements of the Vendors contained in this Agreement;

(b)	Maintain Good Relations – use all reasonable efforts to maintain good relations with the Employees, customers and suppliers;

(c)	Comply with Laws – comply with all Laws affecting the operation of the Business or the Purchased Assets;

(d)	Prevent Certain Changes – not, without the prior written consent of Tundra Canada, take any of the actions, do any of the things or perform any of the acts described in Section 4.7;

(e)	Approvals – cooperate with Tundra Canada and use all commercially reasonable efforts to obtain and diligently assist Tundra Canada in obtaining (i) all necessary consents, approvals and authorizations, under any applicable Law and (ii) all necessary consents and approvals under the Contracts;

(f)	Advise of Changes – promptly advise Tundra Canada orally and, if then requested, in writing: (i) of any fact or any change in the business, operations, affairs, assets, liabilities, financial condition or prospects of the Business that could have a Material Adverse Effect; (ii) of any breach by the Vendors of any covenant or agreement contained in this Agreement; and (iii) of any death, disability, resignation, termination of employment or other departure of any Employee;

(g)	Severance Agreements – not grant any rights to severance or termination pay to, or enter into any Employment Contract or severance agreement which provides benefits that would be triggered by the purchase of the Purchased Assets or the Business or a termination of employment or change in job terms after the purchase of the Purchased Assets or the Business;

(h)	Performance of Obligations – not fail to pay and perform all of its debts, obligations and liabilities as and when due and all Contracts and other commitments to which they are a party in accordance with the terms and provisions thereof;

(i)	Employment Offers – not extend any offers of employment to any Person in relation to the Business;

(j)	Commitments - not authorize or enter into any formal or informal agreement or otherwise make any commitment to do any of the foregoing; and

(k)	Salary and Benefits – except as Tundra Canada may be informed, not increase the compensation or benefits payable to Employees other than in the ordinary course of business consistent with past practice.

9.2 Access for Investigation
The Vendors shall permit the Purchasers and their representatives, between the date of this Agreement and the Closing Time, to have free and unrestricted access, upon reasonable notice, during normal business hours to the Purchased Assets and other locations where other material relevant to the Business are stored. The Vendors shall furnish to Tundra Canada copies of Books and Records as Tundra Canada shall from time to time reasonably request to enable confirmation of the matters warranted in ARTICLE 4 and the accounting representatives of the Purchasers shall be afforded ample opportunity to make a full investigation of all aspects of the financial affairs of the Vendors relating to the Business. The Purchasers shall have the right to have the Leased Real Property, the Tangible Personal Property and the Technology inspected and tested by the Purchasers’ representatives. The Vendors shall cooperate and assist, to the extent reasonably requested by the Purchasers, with the Purchasers’ investigation of the Business and the Purchased Assets. The Purchasers’ rights of access shall be exercised in a manner that does not unreasonably interfere with the operation of the Business.
9.3 Confidentiality
(a)	Prior to the Closing, the Purchasers shall keep confidential all information disclosed to it by the Vendors or their agents relating to the Vendors or the Business, except information which:
(i)	is part of the public domain;

(ii)	becomes part of the public domain other than as a result of a breach of these provisions by the Purchasers;

(iii)	can be demonstrated to have been known or available to the Purchaser or independently developed by the Purchasers;

(iv)	was received in good faith from an independent Person who was lawfully in possession of such information free of any obligation of confidence; or

(v)	is released from the provisions of this Agreement by the written authorization of the Vendors.
Such information is confidential and proprietary to the Vendors and the Purchasers shall only disclose such information to those of its employees and representatives of its advisors who need to know such information for the purposes of evaluating and implementing the transactions contemplated in this Agreement. If this Agreement is terminated without completion of the transactions contemplated herein, the Purchasers shall promptly return all documents, work papers and other written material (including all copies) except for one copy for record purposes only obtained from the Vendors in connection with this Agreement, and not previously made public and shall continue to maintain the confidence of all such information; and
(b)	At all times, each of the Vendors and the Purchasers shall keep confidential all information disclosed to it, or to a third party in connection with this transaction,

by or on behalf of the other Party or Parties relating to the other Party or Parties, except information which:
(i)	is part of the public domain;

(ii)	becomes part of the public domain other than as a result of breach of these provisions;

(iii)	can be demonstrated to have been known or available to them before receipt of such information from the other Party or Parties or independently developed by them; or

(iv)	was received in good faith from an independent Person, who was lawfully in possession of such information free of any obligation of confidence.
9.4 Actions to Satisfy Closing Conditions
Each of the Parties shall take all such actions as are within its power to control, and use reasonable commercial efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with each of the conditions and covenants set forth in ARTICLE 7, ARTICLE 8 and ARTICLE 9 which are for the benefit of any other Party, provided that the Purchasers shall not be required to dispose of or make any change to their business or the business of any of their Affiliates or the Business, and neither the Vendors nor the Purchasers shall be required to expend any material amounts or incur any other obligation in order to comply with this Section.
9.5 Benefit Payments
The Vendors shall pay or otherwise discharge any liability for claims filed with respect to any Employee eligible for coverage, reimbursement and/or benefits under the terms of any Benefit Plans, provided such liability (A) accrued or became payable during the period of such Employee’s employment with either of the Vendors on or prior to the Closing Date or (B) arose out of the employment or termination thereof by either of the Vendors of such Employee’s employment on or prior to the Closing Date.
9.6 Employees
(a)	Tundra Canada or Tundra India shall offer employment, effective from the Closing Date, to at least ninety percent (90%) of the Employees actively engaged in the Business on the Closing Date, on terms and conditions of employment including salary, incentive compensation (excluding equity compensation) and benefits which are substantially similar in the aggregate to those currently provided to Employees. The Vendors, Tundra Canada and Tundra India shall exercise reasonable efforts to persuade such Employees to accept such offers of employment but neither of the Vendors shall make any statement to the Employees without the prior written consent of Tundra Canada regarding the terms of employment including, without limitation, the salary and benefits to be provided by Tundra Canada or Tundra India to Employees following the Closing Date.

(b)	The Vendors shall be solely responsible for, and shall indemnify the Purchasers from and against, all amounts and liabilities accrued or owing to or with respect to the Employees in respect of all periods prior to the Closing Date, regardless of whether such amounts would otherwise be payable as of the Closing Date. This includes, without limitation, amounts for benefits, vacation, bonus, incentive commission or pay in lieu of overtime. On the Closing Date, the Vendors shall pay each Employee an amount in cash equal to the payout value for any unused vacation days or other leave entitlements that were accrued but remained unused by such Employee as of the Closing Date. The Vendors shall be solely responsible for, and shall indemnify the Purchasers from and against any employment or worker’s compensation law Claim that relates to employment prior to the Closing Date.

(c)	The Vendors shall be responsible for all contractual notice of termination, severance and other obligations to the Employees, any entitlement to benefit coverage (including continuation of health care coverage in accordance with Section 4980B of the Code and Section 601-608 of ERISA), stock options or incentive compensation to the Employees and for any payment to an Employee contractually agreed by the Vendors that is triggered by or arises out of the consummation of the transactions contemplated in this Agreement. The Purchasers shall assume all statutory termination and severance obligations to the Employees, including responsibility for gratuity payments payable to Employees located in India.

(d)	During a reasonable period of time prior to the Closing Date, Tundra Canada may contact the Employees to provide them with information about Tundra Canada and its operations and an explanation of the terms and conditions of the offers of employment described in Section 9.6(a). The Vendors shall cooperate and provide reasonable assistance to Tundra Canada in facilitating communication between Tundra Canada and the Employees between the date of this Agreement and the Closing Time and the Vendors shall permit reasonable access to the Vendors’ premises by Tundra Canada in order to meet with Employees prior to the Closing Date.

(e)	No provision of this Section 9.6 shall create any third party beneficiary rights in any Employee or any former employee in respect of continued employment (or resumed employment) or any other matter.
9.7 Sales and Transfer Taxes
Any sales, transfer, recording, use or similar taxes which are payable or arise out of the consummation of the transactions contemplated by this Agreement shall be paid by the relevant Purchaser, as applicable. The relevant Purchaser, as applicable, shall file all necessary documents (including all Tax Returns) with respect to such amounts in a timely manner.
9.8 Tax Covenant
The Purchasers and the Vendors agree to provide each other with such information and assistance as is reasonably necessary, including access to records and personnel, for the preparation of any Tax Returns (including all necessary documents relating to sales, transfer, recording, use or similar taxes pursuant to Section 9.7) or for the defense of any Claim or assessment for Tax, whether in connection with an audit or otherwise.
9.9 Vendor’s Future Actions
After the Closing, neither of the Vendors shall, directly or indirectly, take any action to challenge or question the Purchasers’ ownership of or the validity or enforceability of any of the Purchased Assets.
9.10 Consent to Jurisdiction
Each of the Parties irrevocably attorns and submits to the exclusive jurisdiction of any court sitting in New York in any action or proceeding arising out of or related to this Agreement and irrevocably agrees that all claims in respect of any such action or proceeding shall be heard and determined in such New York court. Each of the Parties irrevocably waives, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of such action or proceeding. A final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.
9.11 Notice of Untrue Representation or Warranty
The Vendors shall notify the Purchasers, and the Purchasers shall notify the Vendors, promptly upon any representation or warranty made by it contained in this Agreement becoming incorrect prior to Closing, and, for the purposes of this Section 9.11, unless otherwise specified, each representation and warranty shall be deemed to be given at the date of this Agreement and at the Closing Date. Any such notice shall set out particulars of the untrue or incorrect representation or warranty and details of any actions being taken by the Vendors or the Purchasers, as the case may be, to rectify the incorrectness. No such notice will relieve any Party of any right or remedy provided for in this Agreement.
9.12 No Solicitation of Transactions
Each Party shall not, directly or indirectly, alone or in conjunction with one of its representatives, directly or indirectly, solicit, initiate or encourage (including by way of furnishing nonpublic information), any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to the Vendors) that constitutes, or may reasonably be expected to lead to, any Competing Transaction, or enter into or maintain or continue discussions or negotiate with any person in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of its representatives to take any such action. Any violation of the restrictions set forth in this Section 9.12 by any representative of a Party, whether or not such Person is purporting to act on behalf of the Party or otherwise, shall be deemed to be a breach of this Section 9.12 by the particular Party. Each Party shall notify the other Parties promptly if any proposal or offer, or any inquiry or contact with any Person with respect thereto, regarding a Competing Transaction is made, such notice to include the material terms of such Competing Transaction, and shall keep the other Parties apprised of material developments regarding the status of such Competing Transaction. Each of the Parties immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction. No Party shall release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party.
9.13 Non-Solicitation
The Vendors and the Purchasers each agree that, for a period terminating one (1) year after the Closing Date, none of the Vendors, the Purchasers nor any of their respective Affiliates will hire or solicit for hire any employees of the other Parties or cause any employees of the other Parties to leave the employment of the other Party and work for it or any of its Affiliates; provided, however, that this provision shall not prevent any Party from publishing any general advertisement, solicitation or similar notice in any newspaper or other medium of general circulation after the Closing Date. For purposes of this Section 9.13, the obligations shall extend only to those employees who were employed by any of the Parties as of March 2, 2006.
9.14 Power of Attorney
Alliance hereby irrevocably appoints the Purchaser as its attorney to enforce all rights and entitlements to the Purchased Assets, to defend all Claims, and to execute and deliver all agreements, deeds, assignments and assurances necessary to effect the foregoing. Such appointment, being coupled with an interest, is irrevocable by the Purchaser and shall not be revoked by the insolvency, bankruptcy, death, incapacity, dissolution liquidation or termination of the existence of the Purchaser and the Purchaser agrees to ratify and confirm all that the attorney may do or cause to be done pursuant to the foregoing. The Purchaser shall have no claim or cause of action against the Purchaser, or any of its officers, directors, employees or Affiliates, as a result of any person so acting as its attorney.
9.15 Incorporation of Tundra India
The Parties acknowledge that Tundra Canada is in the process of finalizing the incorporation of Tundra India at the date of this Agreement and that Tundra Canada is signing this Agreement in its own capacity, as applicable, and on behalf of Tundra India. The Parties further acknowledge and agree that, upon the incorporation of Tundra India, Tundra Canada will cause Tundra India to pass a resolution ratifying this Agreement, Tundra India will assume all of the obligations of Tundra India under and pursuant to this Agreement and Tundra India will execute a Deed of Accession in the form annexed here as Exhibit C whereupon Tundra India will be deemed for all purposes to be a Party to this Agreement as if it had originally executed this Agreement.
9.16 Transfer of Assets in India
The Parties agree to ascertain prior to Closing the most efficient manner in which to transfer those Purchased Assets located in India.
ARTICLE 10
TERMINATION
10.1 Termination Events
This Agreement may be terminated prior to Closing:

(a)	by either the Purchasers or the Vendors if the Closing has not taken place on or before June 1, 2006 (other than as a result of any failure on the part of the Party in question to comply with or perform its covenants and obligations under this Agreement); and

(b)	at any other time by mutual consent of the Parties in writing.
10.2 Termination Procedures
If the Purchasers wish to terminate this Agreement pursuant to Section 10.1(a), the Purchasers shall deliver to the Vendors a written notice stating that the Purchasers are terminating this Agreement and setting forth a brief description of the basis on which the Purchasers are terminating this Agreement. If the Vendors wish to terminate this Agreement pursuant to Section 10.1(a), the Vendors shall deliver to the Purchasers a written notice stating that the Vendors are terminating this Agreement and setting forth a brief description of the basis on which the Vendors are terminating this Agreement.
10.3 Effect of Termination
If this Agreement is terminated pursuant to Section 10.1, all further obligations of the Parties under this Agreement shall terminate; provided, however, that (a) no Party shall be relieved of any obligation or other liability arising from any breach by such Party of any provision of this Agreement and (b) the Parties shall remain bound by and continue to be subject to the provisions set forth in Section 9.3.
10.4 Non-Exclusivity of Termination Rights
The termination rights provided in Section 10.1 shall not be deemed to be exclusive. Accordingly, the exercise by any Party of its right to terminate this Agreement pursuant to Section 10.1 shall not be deemed to be an election of remedies and shall not be deemed to prejudice, or to constitute or operate as a waiver of, any other right or remedy that such party may be entitled to exercise (whether under this Agreement, under any other contract, under any statute, rule or other legal requirement, at common law, in equity or otherwise).
ARTICLE 11
INDEMNIFICATION
11.1 Holdback
The Holdback shall be available to compensate the Purchasers pursuant to the indemnification obligations of the Vendors.
11.2 Indemnification by the Vendors
(a)	The Vendors shall jointly and severally indemnify and save harmless each of the Purchasers, their respective directors, officers, agents, employees and shareholders and Affiliates (collectively referred to as the “Purchaser Indemnified Parties”), on an after-Tax basis, from and against all Claims which may be made or brought against the Purchaser Indemnified Parties, or which they may suffer or incur, directly or indirectly, as a result of or in connection with:
(i)	any non-fulfilment or breach of any covenant or agreement on the part of either of the Vendors contained in this Agreement or in any certificate or other document furnished by or on behalf of either of the Vendors pursuant to this Agreement;

(ii)	any misrepresentation or any incorrectness in or breach of any representation or warranty of either of the Vendors contained in this Agreement, the Vendor Disclosure Schedule or in any certificate or other document furnished by or on behalf of either of the Vendors pursuant to this Agreement;

(iii)	any liabilities, debts and obligations, including Excluded Tax Liabilities, of either of the Vendors not forming part of the Assumed Liabilities; and

(iv)	the failure to obtain any necessary approvals, consents, waivers or modifications for any Restricted Rights referred to in Section 2.4 including, without limitation, any Claims relating to any resultant termination of any such Restricted Rights or any increase of obligations or decrease of rights or entitlements of the Purchasers.
(b)	The Holdback shall be security for the Vendors’ obligations under Section 11.2(a). If the acquisition of the Business is consummated, recovery from the Holdback shall be the exclusive remedy under this Agreement for any breach or default in connection with any of the representations, warranties, covenants or agreements of the Vendors set forth in this Agreement, the Vendor Disclosure Schedule or any certificate delivered pursuant to this Agreement; provided, however, that (i) nothing in this Agreement shall limit the liability of the Vendors for any Claim based on intentional misrepresentation or fraud; and (ii) the liability of the Vendors based on the absence of, or deficiency in, the title of any Vendor to the Purchased Assets shall be limited to the Purchase Price; and provided further, that the Vendors shall have no obligation to make any payment under this Section 11.2(b) with respect to any representation, warranty or covenant unless the aggregate amount to which the Purchasers are entitled by reason of all such claims exceeds or has exceeded $30,000, it being understood that once such amount is exceeded, the aggregate of all such Claims shall be payable in accordance with the provisions hereof. Notwithstanding anything to the contrary in this Agreement, any breach or default in connection with any representations, warranties, covenants or agreements set forth in Sections 2.3, 4.27, or 9.8 or otherwise related to Taxes shall not be subject to the limitations set forth in this Section 11.2(b)
11.3 Indemnification by the Purchasers
(a)	Each of the Purchasers shall jointly and severally indemnify and save harmless the Vendors, their respective directors, officers, agents, employees and shareholders and Affiliates (collectively referred to as the “Vendor Indemnified

Parties”), on an after-Tax basis, from and against all Claims which may be made or brought against the Vendor Indemnified Parties, or which they may suffer or incur, directly or indirectly, as a result of or in connection with:
(i)	any non-fulfilment or breach of any covenant or agreement on the part of a Purchaser contained in this Agreement or in any certificate or other document furnished by or on behalf of a Purchaser pursuant to this Agreement; and

(ii)	any misrepresentation or any incorrectness in or breach of any representation or warranty of a Purchaser contained in this Agreement or in any certificate or other document furnished by or on behalf a Purchaser pursuant to this Agreement.
(b)	The aggregate liability of the Purchasers for any Claim for indemnification made pursuant to Section 11.3(a) shall be limited to $630,000 and recovery from such amount shall be the exclusive remedy under this Agreement for any breach or default in connection with any of the representations, warranties, covenants or agreements of the Purchasers set forth in this Agreement or any certificate delivered pursuant to this Agreement, provided, however that, (i) nothing in this Agreement shall limit the liability of the Purchasers for any Claim based on intentional misrepresentation or fraud and (ii) the Purchasers shall have no obligation to make any payment pursuant to Section 11.3(a) with respect to any representation, warranty or covenant unless the aggregate amount to which the Vendors are entitled by reason of all such Claims exceeds $30,000, it being understood that once such amount is exceeded, the aggregate of all such Claims shall be payable in accordance with the provisions hereof.
11.4 Bulk Sales and Retail Sales Tax Waiver and Indemnity
In respect of the purchase and sale of the Purchased Assets under this Agreement, the Purchasers shall not require the Vendors to comply, or to assist the Purchasers to comply, with the requirements of (a) any applicable federal, state, provincial or territorial bulk sales legislation or (b) any provision under any applicable federal, state, provincial or territorial Tax legislation. Notwithstanding the foregoing, the Vendors shall jointly and severally indemnify and save harmless the Purchasers, their directors, officers, employees, agents and shareholders, on an after-Tax basis, from and against all Claims which may be made or brought against them, or which they may suffer or incur, directly or indirectly, arising out of such non-compliance.
11.5 India Allocation Indemnity
In the event that any Governmental Authority in India having responsibility for taxation matters in India requires that the Purchase Price Allocation agreed to by the Parties and set forth in Schedule 3.3 to this Agreement be amended with the result that any of the Vendors is subject to any increase in Tax from the Taxes otherwise payable by such Vendor as a result of the current Purchase Price Allocation set forth in Schedule 3.3, the Purchasers shall jointly and severally indemnify and save harmless such Vendor, on a after-Tax basis, from and against all such increases in Taxes resulting from such requirement of the Indian Governmental Authority.

11.6 Indemnification Procedures for Third Party Claims
(a)	All claims for indemnification pursuant to this ARTICLE 11 shall be made in accordance with this ARTICLE 11. In the case of a Claim by a Purchaser Indemnified Party or a Vendor Indemnified Party (in either case, an “Indemnified Party”), the Indemnified Party shall give written notice to the Vendors, or to the Purchasers, as the case may be (the “Indemnifying Parties”) of the Claim, setting out all facts and bases for the Claim and, to the extent possible the amount, or an estimate of the Claim.

(b)	In the case of Claims made by a third party with respect to which indemnification is sought, the Indemnified Party shall give prompt notice, and in any event within 20 days, to the Indemnifying Parties of any such Claims made upon it. If the Indemnified Party fails to give such notice, such failure shall not preclude the Indemnified Party from obtaining such indemnification but its right to indemnification may be reduced to the extent that such delay materially prejudiced the defence of the Claim or increased the amount of liability or cost of defense.

(c)	The Indemnifying Party(ies) shall have the right, by notice to the Indemnified Party given not later than 30 days after receipt of the notice described in Section 11.6(a), to assume the control of the defence, compromise or settlement of the Claim, provided that such assumption shall, by its terms, be without cost to the Indemnified Party and provided the Indemnifying Party(ies) acknowledges in writing its obligation to indemnify the Indemnified Party in accordance with the terms contained in this Section in respect of that Claim.

(d)	Upon the assumption of control of any Claim by the Indemnifying Party(ies) as set out in Section 11.6(a), the Indemnifying Party(ies) shall diligently proceed with the defence, compromise or settlement of the Claim at its or their sole expense, including if necessary, employment of counsel reasonably satisfactory to the Indemnified Party and, in connection therewith, the Indemnified Party shall cooperate fully, but at the expense of the Indemnifying Party(ies) with respect to any out-of-pocket expenses incurred, to make available to the Indemnifying Party(ies) all pertinent information and witnesses under the Indemnified Party’s control, make such assignments and take such other steps as in the opinion of counsel for the Indemnifying Party(ies) are reasonably necessary to enable the Indemnifying Party(ies) to conduct such defence. The Indemnified Party shall also have the right to participate in the negotiation, settlement or defence of any Claim at its own expense. The Indemnifying Party shall not settle any Claim without the prior written consent of the Indemnified Party(ies), such consent not to be unreasonably withheld.

(e)	The final determination of any Claim pursuant to this Section, including all related costs and expenses, shall be binding and conclusive upon the Parties as to the validity or invalidity, as the case may be, of such Claim against the Indemnifying Party(ies).

(f)	If the Indemnifying Party(ies) does not assume control of a Claim as permitted in Section 11.6(a), the Indemnified Party shall be entitled to make such settlement of the Claim as in its sole discretion may appear advisable, and such settlement or any other final determination of the Claim shall be binding upon the Indemnifying Party(ies).
11.7 Remedies
The Parties agree that if a Claim for indemnification is made by an Indemnified Party in accordance with Section 11.6 and there has been a refusal by the Indemnifying Party(ies) to make payment or otherwise provide satisfaction in respect of such Claim within 30 days after receipt of such Claim, then a legal proceeding is the appropriate means to seek a remedy for such refusal. This ARTICLE 11 shall remain in full force and effect in all circumstances and shall not be terminated by any breach (fundamental, negligent or otherwise) by a Party of its representations, warranties or covenants under this Agreement or under any Closing document or by any termination or rescission of this Agreement by any Party.
11.8 Trustee and Agent
The Vendors acknowledge that Tundra Canada is acting as trustee and agent for the remaining Purchaser Indemnified Parties on whose behalf and for whose benefit the indemnities in Section 11.2(a) are provided and that such remaining Purchaser Indemnified Parties shall have the full right and entitlement to take the benefit of and enforce such indemnities notwithstanding that they may not individually be parties to this Agreement. The Vendors agree that Tundra Canada may enforce the indemnities for and on behalf of such remaining Purchaser Indemnified Parties and, in such event, the Party from whom indemnification is sought will not in any proceeding to enforce the indemnities by or on behalf of such remaining Purchaser Indemnified Parties assert any defence thereto based on the absence of authority or consideration or privity of contract and hereby irrevocably waives the benefit of any such defence.
11.9 Survival Period
In the event that no Claims for indemnification pursuant to ARTICLE 11 have been made against the Vendors, the Holdback, or if any such Claims have been made and fully satisfied, the remainder of the Holdback, shall be paid to the Vendors on the first anniversary of the Closing Date (the “Survival Period”); provided, however, a portion of the Holdback that is necessary to satisfy any unsatisfied Claims made prior to the expiration of the Survival Period with respect to facts and circumstances existing prior to the expiration of such period, be withheld until such Claims have been resolved. Notwithstanding anything to the contrary in this Agreement, the provisions of Sections 2.3, 4.27, 9.8 and any other provision related to Taxes shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof).
11.10 Tax Treatment of Indemnification
For all Tax purposes, the Purchasers and the Vendors agree to treat (and shall cause each of their respective Affiliates to treat) any indemnity payment under this Agreement as an adjustment to the Purchase Price.

ARTICLE 12
GENERAL
12.1 Public Notices
Alliance and Tundra Canada shall jointly plan and co-ordinate any public notices, press releases, and any other publicity concerning the transactions contemplated by this Agreement and no Party shall act in this regard without the prior approval of the other, such approval not to be unreasonably withheld, unless such disclosure is required to meet timely disclosure obligations of any Party under applicable Laws or stock exchange rules in circumstances where prior consultation with the other Parties is not practicable and a copy of such disclosure is provided to the other Parties at such time as it is made to the regulatory authority.
12.2 Expenses
Except as otherwise provided in this Agreement and the Ancillary Agreements, each Party shall pay all costs and expenses (including the fees and disbursements of legal counsel and other advisers) it incurs in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated by this Agreement and the Ancillary Agreements. In particular, the Vendors shall be responsible for any fees and expenses of any broker or investment advisor retained in connection with the sale of the Purchased Assets and such fees and expenses shall not constitute an obligation of the Business or the Purchasers.
12.3 Notices
Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile or e-mail:

(a)	in the case of a Notice to the Vendors at:

2575 Augustine Drive
Santa Clara, CA 95054

	Attention:	Melvin L. Keating, President and Chief Executive Officer
	Fax:	(408) 855-4999
	E-mail:	mkeating@alsc.com

(b)	in the case of a Notice to the Purchasers at:

603 March Road
Ottawa, ON K2K 2M5

	Attention:	General Counsel
	Fax:	(613) 592-7120
	E-mail:	legal@tundra.com

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.
Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section.
12.4 Assignment
The Purchasers shall be entitled, upon giving notice to Alliance at any time not less than five days prior to the Closing Time, to assign all of its rights and obligations under this Agreement to any Affiliate of the Purchasers. In such case, such assignee shall have and may exercise all the rights, and shall assume all of the obligations, of the Purchaser under this Agreement, except that such assignment shall not release the Purchasers from liability for its obligations under this Agreement. Except for such permitted assignment, no party may assign this Agreement or any rights or obligations under this Agreement without the prior written consent of each of the other Parties.
12.5 Enurement
This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.
12.6 Amendment
No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party, shall be binding unless executed in writing by the Party to be bound thereby.
12.7 Further Assurances
The Parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Closing.
12.8 Execution and Delivery
This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

IN WITNESS OF WHICH the Parties have executed this Agreement.

ALLIANCE SEMICONDUCTOR CORPORATION

By:	/s/ MELVIN L. KEATING

Name: Melvin L. Keating
Title: President and Chief Executive Officer

CHIP ENGINES (INDIA) PRIVATE LIMITED

By:	/s/ MELVIN L. KEATING

Name: Melvin L. Keating
Title: Director

By:	/s/ KARL H. MOELLER, JR.

Name: Karl H. Moeller, Jr.
Title: Director

TUNDRA SEMICONDUCTOR CORPORATION

By:	/s/ JIM ROCHE

Name: Jim Roche
Title: President and CEO

By:	/s/ CHERYL FOY

Name: Cheryl Foy
Title: VP, General Counsel and Corporate Secretary

TUNDRA ACQUISITION CORPORATION, INC.

By:	/s/ JIM ROCHE

Name: Jim Roche
Title: President

By:	/s/ CHERYL FOY

Name: Cheryl Foy
Title: Secretary

TUNDRA SEMICONDUCTOR CORPORATION, on
behalf of a subsidiary to be incorporated under the
laws of India and to be named, TUNDRA
SEMICONDUCTOR (INDIA) PRIVATE LIMITED

By:	/s/ JIM ROCHE

Name: Jim Roche
Title: President and CEO

By:	/s/ CHERYL FOY

Name: Cheryl Foy
Title: VP, General Counsel and Corporate Secretary